Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: RESULTS AS AT 31st DECEMBER 2006

BANCA INTESA:

•                  Operating income at 10,536 million euro, up 9.7% (2005: 9,605 million).

•                  Operating costs at 5,430 million euro, up 3.3% (2005: 5,256 million, in line with the BP targets).

•                  Operating margin at 5,106 million euro, up 17.4% (2005: 4,349 million).

•                  Income before tax from continuing operations at 4,175 million euro, up 3.8% (2005: 4,022 million).

•                  Consolidated net income for 2006 at 2,559 million euro, 2,819 million excluding non-recurring items, down 15.4% and up 11.6% compared, respectively, to 3,025 million and 2,525 million for 2005.

•                  Proposal for dividend distribution and approval of the 2007-2009 Business Plan on 14th April 2007.

SANPAOLO IMI:

•                  Total operating income at 9,098 million euro, up 10.9% (2005: 8,201 million 2005).

•                  Net operating income at 8,585 million euro, up 11.4% (2005: 7,708 million).

•                  Operating costs at 4,898 million di euro, in line with the BP targets, up 5.2%, (2005: 4,656 million).

•                  Pre-tax operating profit at 3,590 million euro, up 21.5% (2005: 2,954 million).

•                  Consolidated net profit for 2006 at 2,148 million euro, 2,144 million excluding extraordinary items, up 8.3% and up 21.3% compared, respectively, to the 1,983 million and 1,767 million for 2005.

GRUPPO INTESA SANPAOLO (1) :

•                  Operating income at 18,405 million euro.

•                  Operating costs at 9,673 million euro.

•                  Operating margin at 8,732 million euro.

•                  Income before tax from continuing operations at 7,284 million euro.

•                  Net income for 2006:

•      aggregated net income (net income of the two Groups, excluding merger effects and integration charges): 5,290 million euro;

•      pro-forma net income (net income of the two Groups with merger effects as of 1st January 2006 and integration charges): 4,056 million;

•      adjusted pro-forma net income (net income of the two Groups with merger effects and without integration charges): at 4,618 million.

•                  Capital ratio at 31st December 2006: Tier 1 ratio at 8.8%.

Torino, Milano, 23rd March 2007 – The Management Board of Intesa Sanpaolo, chaired by Enrico Salza, met today and approved the drafts of the Parent Company’s financial statements and consolidated financial statements as at 31st December 2006 of both Banca Intesa and Sanpaolo IMI as well as the Intesa Sanpaolo pro-forma financial statements as at 31st  December 2006 (1).

(1)          As the merger between Banca Intesa and Sanpaolo IMI has become effective as of 1st January 2007, the drafts of the Parent Company’s financial statements and consolidated financial statements of the surviving company Banca Intesa and the merged company Sanpaolo IMI relating to 2006 are separately approved by Intesa Sanpaolo’s Management Board. The Management Board also approved the new Group’s pro-forma results for 2006.

BANCA INTESA

Banca Intesa’s results for 2006 (2) highlighted a further significant improvement in profitability, after the achievements of 2005, excluding the main non-recurring components. In fact, Gruppo Intesa’s consolidated net income stood at 2,559 million euro, down 15.4% from the 3,025 million of the previous year though rising 11.6% to 2,819 million euro from 2,525 million excluding the main non-recurring components from the results of both 2006 and 2005. Net income for 2006 equalled 2,819 million euro excluding integration charges relating to the merger with Sanpaolo IMI of 362 million, charges for the free stock granting programme of 26 million and a related tax saving of 128 million; net income for 2005 amounted to 2,525 million euro excluding on one hand capital gains of 731 million resulting from the sales of 65% of Nextra and the loan servicing business of Intesa Gestione Crediti, while on the other the strengthening, on a prudential basis, of the allowance for risks and charges by 250 million and charges of 63 million for the stock granting programme and a related tax saving of 82 million.

Statement of income for 2006

The consolidated statement of income for 2006 registered operating income of 10,536 million euro, up 9.7% with respect to the 9,605 million of 2005.

As part of it, net interest income rose to 5,778 million euro, up 8.8% compared to the 5,310 million for 2005. Profits on investments carried at equity decreased by 12.5% to 175 million euro from 200 million also due to the reclassification in this caption of the pertaining portion of net income recorded by Nextra following the sale of a 65% shareholding in the latter’s capital to Crédit Agricole (100% of Nextra’s net income was included in this caption in the figures for 2005, 35% in those for 2006) as well as a negative contribution from the equity stake in Pirelli (-21 million euro as a result of the consolidated loss registered by the latter as at 30th September 2006). Excluding the aforementioned two impacts, operating income would register a 10.3% increase.

Net fee and commission income registered 3,569 million euro, with a 4.1% rise compared to the 3,430 million for 2005, notwithstanding a 12% reduction in commissions from the placement of third-party structured bonds. This rise was driven by commissions on dealing and placement of securities (up 9.1%), structured finance transactions (up 6.6%), guarantees given (up 6.4%) and credit and debit cards (up 6.4%). A breakdown of contribution generated from dealing and placement of securities is the following, in approximate figures: 610 million on placement of mutual funds (up 9% with respect to the 560 million for 2005 sustained by Intesa Garanzia Attiva, the first mutual fund in Italy with guaranteed capital), 140 million on placement of third-party structured bonds (with respect to the 160 million for 2005) and 210 million on dealing and placement of other securities (up 31% with respect to the 160 million for 2005). Profits on trading amounted to 959 million euro, with a significant growth with respect to the 620 million for 2005 which was largely structural (profits on trading for 2006 included a valuation effect regarding the equity stakes in Fiat and Parmalat equal to approximately 100 million euro compared to the approximately 110 million of 2005).

Operating costs amounted to 5,430 million euro, in line with the Business Plan targets, with a 3.3% rise compared to the 5,256 million for 2005 driven by the Central-Eastern European component (up 12.8%) and resulting from personnel expenses (up 2.4%), administrative expenses (up 4.4%) and adjustments (up 4.9%). With reference to administrative expenses the performance is determined by a 10% rise in growth-related expenses (information technology, training and advertising) and a 2% increase in other expenses.

Consequently, operating margin registered a 17.4% growth rate to 5,106 million euro compared to the 4,349 million for 2005, with an improvement in the cost/income ratio, down from 54.7% to 51.5%.

(2)          Starting from the second quarter of 2006 the caption related to discontinued operations includes the contribution from the items affected by the sale of Gruppo Intesa’s stakes in tax collection companies - approved by the Board of Directors of 28th March 2006 - to Riscossione S.p.A. to which tax collection service activities were planned to be transferred effective as of 1st October 2006. For consistency purposes, the income statement and balance sheet data of the first quarter of 2006 and four quarters of 2005 were restated accordingly. Balance sheet figures as of 30th September 2006 and those of the statement of income for fourth quarter 2006 no longer included the components relating to tax collection subsidiaries disposed of at the end of third quarter 2006.

Moreover, since the second quarter of 2006, the cost of carry of equity swaps has been reclassified and excluded from net interest income and included in the “Profits (Losses) on trading” caption in which relevant income is recognised. For consistency purposes, the income statement data of the first quarter of 2006 and four quarters of 2005 were reclassified accordingly.

Net provisions and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 1,045 million euro, down 9.4% with respect to the 1,154 million for 2005. The caption profits/losses on investments held to maturity and on other investments registered a positive balance of 114 million euro compared to the 833 million for 2005 (when the 682 million capital gain on the sale of 65% of Nextra was recognised).

Income before tax from continuing operations registered 4,175 million euro, with a 3.8% rise compared to the 4,022 million for 2005.

Consolidated net income equalled 2,559 million euro with respect to the 3,025 million for 2005 (down 15.4%) and reflected the deduction of income taxes (1,347 million), that of integration charges net of tax relating to the merger with Sanpaolo IMI (242 million), the registration of income after tax from discontinued operations (83 million) and the attribution to minority shareholders of the income pertaining to them (110 million euro). The Parent Company’s net income amounted to 2,241 million euro compared to the 1,547 million for 2005. The difference in performance between the Parent Company’s net income and consolidated net income is mainly due to 704 million euro of dividends distributed in the second quarter of 2006 by the subsidiary Intesa Holding Asset Management relating to the capital gain made at the end of 2005 on the Nextra sale and recorded in the consolidated income statement of that year.

Statement of income for the fourth quarter of 2006

The consolidated statement of income for fourth quarter 2006 registered operating income of 2,739 million euro, up 15.7% with respect to fourth quarter 2005 and up 8.1% compared to third quarter 2006.

As part of it, net interest income amounted to 1,570 million euro, up 17.8% compared to fourth quarter 2005 and up 9.4% to third quarter 2006. Profits on investments carried at equity increased to 65 million euro from 50 million of the corresponding period of 2005 and 31 million of third quarter 2006.

Net fee and commission income registered 861 million euro, with a 1.5% rise compared to fourth quarter 2005, as a result of the increase in commissions on dealing and placement of securities (up 14.7%), credit and debit cards (up 8.1%) and guarantees given (up 5.6%) and the decrease in the total of remaining commissions (down 4%). The caption was substantially unchanged with respect to third quarter 2006. A breakdown of contribution generated on dealing and placement of securities is the following, in approximate figures: 130 million on placement of mutual funds (155 million in fourth quarter 2005 and 130 million also in third quarter 2006), 30 million on placement of third-party structured bonds (no commissions in fourth quarter 2005 and 30 million also in third quarter 2006) and 50 million on dealing and placement of other securities (30 million in fourth quarter 2005 and 50 million also for third quarter 2006). Profits on trading amounted to 226 million euro, up from the 114 million in fourth quarter 2005 and the 202 million in third quarter 2006.

Operating costs amounted to 1,470 million euro, in line with the Business Plan targets with a 2.1% rise compared to fourth quarter 2005 driven by the Central-Eastern European component (up 19%) and determined by growth in administrative expenses (up 6.9%) while personnel expenses and adjustments were almost unchanged. With respect to third quarter 2006, an 11.4% rise was recorded resulting from increases in personnel expenses (up 7.3%), also due to the registration in fourth quarter 2006 of the 26 million euro charges relating to the free stock granting programme, administrative expenses (up 17.2%) with rise of 34% in growth-related expenses (information technology, training and advertising) and 10% in other expenses, and adjustments (up 17.2%).

Consequently, operating margin amounted to 1,269 million euro, up 36.7% with respect to fourth quarter 2005 - with an improvement in the cost/income ratio down from 60.8% to 53.7% - and up 4.4% with respect to third quarter 2006.

Net provisions and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 422 million euro, compared to the 473 million in the corresponding period of 2005 and the 194 million of third quarter 2006. The caption profits/losses on investments held to maturity and on other investments registered a positive balance of 63 million euro compared to the 709 million in fourth quarter 2005 (when the capital gain from the sale of 65% of Nextra was recognised) and the one million in third quarter 2006.

Income before tax from continuing operations registered 910 million euro, with a decrease of 21.4% compared to fourth quarter 2005 and 11% compared to third quarter 2006.

Consolidated net income equalled 386 million euro with respect to the 1,180 million for the corresponding period of 2005 and the 697 million in third quarter 2006 and reflected the deduction of income taxes (278 million), that of integration charges net of tax relating to the merger with Sanpaolo IMI (242 million), the registration of income after tax from discontinued operations (19 million) and the attribution to minority shareholders of the income pertaining to them (23 million).

Balance sheet as at 31st December 2006

As regards the consolidated balance sheet figures, as at 31st December 2006 loans to customers amounted to 191 billion euro, up 13.1% on the figure as at 31st December 2005. Total doubtful loans, substandard loans and loans past due by over 180 days - net of adjustments - equalled 4,859 million euro down 4.3% compared to the 5,078 million as at 31st December 2005. In detail, doubtful loans increased from 1,229 million euro to 1,662 million, with an incidence of 0.9% on total loans (0.7% at year-end 2005) and coverage of 67% (69% as at year-end 2005); substandard loans decreased from 3,134 million euro to 2,758 million and loans past due by over 180 days decreased from 715 million euro to 439 million.

Customer deposits under administration amounted to 505 billion euro up 6.2% compared to 31st December 2005. As part of it, direct customer deposits equalled 203 billion, up 8.3% compared to those as at 31st December 2005 (up 9.5%, excluding repurchase agreements) and indirect customer deposits reached 301 billion, up 4.5% with respect to year-end 2005. Assets under management - in which mutual funds are no longer included after the finalisation in December 2005 of the agreement for asset management activities with Crédit Agricole - equalled 59 billion euro, in line with figures at year-end 2005, following a decrease in individual portfolio management schemes offset by placement of bancassurance products during year 2006 for approximately 6.8 billion euro.

Capital ratios as at 31st December 2006, pending the proposal of net income allocation to be formulated on 14th April next, were calculated on the assumption of a dividend per share equal to that distributed for 2005 to be assigned to the Intesa Sanpaolo shares currently outstanding and resulted in: Core Tier 1 ratio at 6.5% (7.1% at 31st December 2005), Tier 1 ratio at 7.3% (7.9% at 31st December 2005) and total capital ratio at 10.5% (10.3% at 31st December 2005).

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As at 31st December 2006, Gruppo Intesa’s operating structure was made up of 3,972 branches - of which 3,168 in Italy and 804 abroad - and 56,665 employees, 1,007 higher than at 31st December 2005.

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Breakdown of results by business area

The Retail Division served Households, Affluent and Private customers, SMEs with a turnover up to 50 million euro, Religious and Non-Profit Entities, and included product companies in the fields of industrial credit and leasing. In 2006, operating income registered a 6.7% increase to 5,580 million euro from 5,231 million in 2005, accounting for 53% of consolidated operating income (54% in 2005). Revenue growth was fostered in particular by mortgages (stock up 8%) and personal loans (stock up 27%). Operating costs increased 2.4% to 2,940 million euro from 2,870 million and led to an 11.8% increase in operating margin, which rose to 2,640 from 2,361 million, and a decrease in the cost/income ratio to 53% from 55%. Net provisions and adjustments rose to 562 million euro from 446 million. With no profit or loss on investments held to maturity and on other investments, income before tax amounted to 2,078 million euro, up 8.6% compared to the 1,913 million for 2005.

The Italian Subsidiary Banks Division included subsidiary banks all strongly rooted in regional markets. In 2006, operating income recorded an 8% increase to 1,680 million euro from 1,556 million, with a 16% contribution to consolidated operating income (the same as in 2005). With operating costs of 806 million euro, up 2.8% compared to the 784 million in 2005, operating margin was up 13.2% to 874 million euro from 772 million and the cost/income ratio decreased to 48% from 50%. Net provisions and adjustments amounted to 142 million euro, down 39.1% from 233 million in 2005. After profits on investments held to maturity and on other investments of 5 million euro, income before tax from continuing operations increased by 32.3% to 737 million euro from 557 million in 2005.

The International Subsidiary Banks Division was in charge of subsidiary banks abroad that provide retail and commercial banking services. In 2006, this division highlighted a significant growth in operating income which increased by 15.5% to 1,255 million euro from 1,087 million, making a 12% contribution to consolidated operating income (11% in 2005). Operating costs rose by 12.8% to 677 million euro from 600 million driven by growth-related expenses and investments in Central-Eastern Europe; as a result, operating margin rose 18.7% to 578 million euro from 487 million and the cost/income ratio decreased to 54% from 55%. Net provisions and adjustments stood at 124 million euro, in line with the 126 million in 2005. After profits on investments held to maturity and on other investments of 6 million euro, income before tax from continuing operations increased by 24.3% to 460 million euro from 370 million in 2005.

The Corporate Division served companies with a turnover exceeding 50 million euro and was responsible for relations with Mid Corporates, Large Corporates and Financial Institutions. It included: Caboto, a factoring company and the international network made up of branches, representative offices and subsidiaries specialised in corporate banking. In 2006, this Division showed an 11.7% growth in operating income which reached 1,852 million euro from the 1,658 million in the previous year, accounting for 18% of consolidated operating income (17% in 2005). With operating costs equalling 696 million euro, in line with the 692 million in 2005, operating margin amounted to 1,156 million euro, up 19.7% compared to the 966 million in 2005 and the cost/income ratio down to 38% from 42%. Net provisions and adjustments rose to 129 million euro from 90 million. After profits on investments held to maturity and on other investments of 20 million euro, income before tax from continuing operations increased by 19.9% to 1,047 million euro from 873 million in 2005.

Since January 1st 2006, activities dedicated to the Public and Infrastructure finance sector have been transferred from the Corporate Division to Banca Intesa Infrastrutture e Sviluppo (BIIS), a Group subsidiary with fields of activity ranging from public works lending to securitisations for public entities and project finance; for simplicity’s sake, Banca Intesa Infrastrutture e Sviluppo’s figures are included in the Corporate Division. The performance of BIIS in 2006, compared to its pro-forma data for 2005, showed a sustained trend, in line with the Business Plan’s guidelines: operating income marked a 46.3% increase to approximately 99 million euro and operating margin reached approximately 58 million euro, almost doubling the comparative figure. The figure relating to the total of loans to customers and financial assets available for sale more than doubled reaching 14.6 billion euro.

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SANPAOLO IMI

In 2006, Gruppo Sanpaolo IMI’s (3) profits rose significantly compared to the previous year and exceeded the 2006-2008 Business Plan targets for 2006. Consolidated net profit amounted to 2,148 million euro, up 8.3% compared to the 1,983 million for 2005 and up 21.3%, excluding the main non-recurring items from the results of both 2006 and 2005, rising to 2,144 million euro from 1,767 million. Net profit for 2006 amounted to 2,144 million euro excluding on one hand capital gains of 228 million on the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank and on the other integration costs of 514 million related to the merger with Banca Intesa together with other net charges of 11 million (mainly due to the IFRS 5 effect on Fideuram Wargny) and a related tax saving of 301 million which was mainly due to the fiscal effect of integration costs and benefits from the conferral and disposal of subsidiaries to the Eurizon Financial Group under Partecipation Exemption (Pex) regime; while net profit for 2005 was 1,767 million euro excluding on one hand capital gains of 167 million on the sale of Italenergia Bis and the Fiat shares resulting from the convertible facility and on the other charges of 38 million (mainly due to the IFRS 5 effect on Fideuram Wargny) as well as a tax saving of 87 million.

(3)          Figures for 2006 show the following changes in the scope of full consolidation from 31st December 2005: inclusion of the recently-acquired Banca Italo Albanese, Bank of Alexandria, Panonska Banka and Cassa dei Risparmi di Forlì, the latter after the acquisition of the right to appoint the majority of its Board of Directors. As the impact of this change is immaterial, the pro-forma restatement of the 2005 statement of income was not deemed necessary while as regards the 2006 balance sheet, the comparison with 31st December 2005, on a consistent basis, was made - where necessary - excluding the aforementioned subsidiaries’ figures from the balance sheet as at 31st December 2006.

Statement of income for 2006

The consolidated statement of income for 2006 registered total operating income of 9,098 million euro, a rise of 10.9% compared to the 8,201 million for 2005.

Net interest income, equal to 4,138 million euro, rose by 9% compared to the 3,798 million for 2005.

Net commissions totalled 3,389 million euro, up 3.2% against 3,284 million for 2005. This growth was driven by management, dealing and advisory services (up 6.1%), thanks above all to the performance in asset management (up 7.5%), which represented nearly 60% of total commissions. The total of other commissions slightly decreased (down 1.6%); as part of it, commissions on deposits and current accounts fell 5% due to the preference of customers for accounts (such as Sanpaolo Zerotondo and Sanpaolo Contutto, launched in the second half of the year) which include a series of standardised services and are characterised by a limited outlay compared to traditional current accounts.

Dividends and income from other financial assets and liabilities totalled 889 million euro with a significant growth compared to the 526 million for 2005; this result was partly due to the aforementioned capital gain of 228 million on the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank. Profits on equity shareholdings, 128 million euro, were up 23.1% with respect to the 104 million for 2005.

Income from insurance business, referring to life and casualty branches in which the subholding Eurizon operates, reached 469 million euro, an increase of 8.8% compared to the 431 million euro for 2005. This performance was determined by the improved results of financial management of separate management and company assets, thanks to the changes in the asset allocation and investment strategies which enabled absorbing both the negative impact of the anticipated updating of mortality tables (33 million euro) and the added costs for the implementation of the new EurizonVita network, operating on the market as of January 2007.

Net operating income increased by 11.4% to 8,585 from 7,708 million euro, after net adjustments to loans which amounted to 501 million euro, in line with the 492 million for 2005 due to opposite trends: valuation of inherent risk in the performing portfolio led to the posting of forfeiting adjustments of 176 million euro, down from 190 million euro in 2005, confirming the satisfactory risk profile of the Group’s loan portfolio, while net analytical adjustments to loans increased to 325 million euro from 302 million.

Operating costs totalled 4,898 million euro, in line with the Business Plan, up 5.2% compared to 2005 and the cost/income ratio was down to 53.8%. from 56.8%. Personnel costs increased 6.4%, also due to an increase in the workforce, following investments in the sales network and insurance business, and the rise in the variable component of retribution. The latter rose as a result of the expenses connected to medium-term incentives in support of the three-year Plan, the Employee Share Plan initiative and incentive systems in relation to the 2006 results. Other administrative costs rose 6.9% mainly due to property costs (up 8.7%), linked to the realisation of the branch plan, indirect personnel costs (up 13.2%) including training expenses, IT costs for software maintenance and upgrades (up 11.6%) and promotion and advertising expenses (up 8.6%). Net adjustments to tangible and intangible assets fell 7.8%.

Pre-tax operating profit amounted to 3,590 million euro, a 21.5% increase compared to 2005.

After taxes of 1,067 million, profit from discontinued operations (net of tax) of 20 million, integration costs for the merger with Banca Intesa (after tax) of 341 million and minority interests of 54 million, consolidated net profit amounted to 2,148 million euro, a rise of 8.3% compared to the 1,983 for 2005. The Parent Company’s net profit amounted to 2,140 million euro with respect to the 1,165 million for 2005. The difference in performance between the Parent Company’s net profit and consolidated net profit is mainly due to the increase in dividends from equity shareholdings as a result of the significant improvement in the subsidiary companies’ profits registered in the 2005 consolidated statement of income.

Statement of income for the fourth quarter 2006

The consolidated statement of income for fourth quarter 2006 registered total operating income of 2,626 million euro, up 25.7% with respect to fourth quarter 2005 and up 24% compared to third quarter 2006.

Net interest income registered 1,080 million euro, up 10.2% with respect to fourth quarter 2005 and up 3.9% with respect to third quarter 2006.

Net commissions totalled 855 million euro, in line with fourth quarter 2005, with a 7.6% rise in asset management offset by a decrease in the total of other commissions. A 3.6% increase was registered compared to third quarter 2006, still driven by asset management (up 8.3%).

Dividends and income from other financial assets and liabilities totalled 429 million euro marking a significant growth compared to the 102 million of fourth quarter 2005 and the 135 million of third quarter 2006, partly due to the already mentioned capital gain of 228 million euro on the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank.

Income from insurance business, equal to 173 million euro, rose by 34.1% with respect to fourth quarter 2005 and nearly doubled compared to third quarter 2006.

Net operating income amounted to 2,473 million euro, up 26.4% with respect to fourth quarter 2005 and 24.2% with respect to third quarter 2006, after net adjustments to loans of 142 million euro in fourth quarter 2006, 135 million in fourth quarter 2005 and 126 million in third quarter 2006.

Operating costs amounted to 1,427 million euro, with a 9.3% rise compared to fourth quarter 2005, determined by personnel costs (up 9.2%) and other administrative costs (up 13%), while net adjustments to tangible and intangible assets fell (down 1.6%); operating costs increased 23.2% compared to third quarter 2006, due to personnel costs (up 13.7%), other administrative costs (up 39.5%) and net adjustments to tangible and intangible assets (up 38%) with a marked improvement in the cost/income ratio which was down from 62.5% in fourth quarter 2005 to 54.3% in fourth quarter 2006.

Pre-tax operating profit, equal to 1,013 million euro, rose by 61.8% with respect to fourth quarter 2005 and by 25.4% compared to third quarter 2006.

After taxes of only 127 million, thanks to the reduced tax burden connected with profits from disposal of Ixis Asset Management Group and Ixis Corporate & Investment Bank and the aforementioned benefits under Pex regime, losses from discontinued operations (net of tax) of 29 million, integration costs for the merger with Banca Intesa (after tax) of 341 million and minority interests of 6 million, the consolidated net profit amounted to 510 million euro compared to the 474 million for fourth quarter 2005 and the 498 million for third quarter 2006.

Balance sheet as at 31st December 2006

As regards the consolidation balance sheet figures as at 31st December 2006 loans to customers net of adjustments totalled 158 billion euro, up 13.1% on the figure as at 31st December 2005, up 10.2% calculated homogeneously (with the same scope of consolidation). Doubtful loans totalled 3,229 million euro, down 3.1% compared to year-end 2005, (down 8.5% calculated homogeneously). More specifically, non-performing financing amounted to 1,101 million (up 1.9%, down 4.4% calculated homogeneously), problem and restructured financing amounted to 1,300 million (up 11.3%, 6,8% calculated homogeneously) and financing due/overdue by more than 180 days amounted to 765 million (down 28.2%, 29.6% calculated homogeneously). The ratio of non-performing financing to loans to customers was 0.7% (0.8% at end 2005); the percentage of the coverage has risen to 77% (compared to the 75% at end 2005).

Customer financial assets amounted to 446 billion euro, up 11.1% since the end of December 2005, 9.2% calculated homogeneously. More specifically, direct deposits amounted to 188 billion, up 13.5% year-end 2005, 9.8% calculated homogeneously; indirect deposits increased to 285 billion, up 8.6% since year-end 2005, 8% calculated homogeneously. The volume of asset management stood at 162 billion euro, up 2.7% since the end of December 2005, 2.4% calculated homogeneously; mutual funds and fund-based portfolio management amounted to 109 billion, up around 2%, portfolio management amounted to 7 billion, up around 17%, and life technical reserves and financial liabilities totalled 47 billion, up around 1.5%, with premiums issued during 2006 equal to 6.1 billion.

As at 31st December 2006, solvency ratios - calculated with no dividend distribution since the surviving company Banca Intesa (now Intesa Sanpaolo) shall distribute dividends also to the shares resulting from the exchange of the Sanpaolo IMI shares following the merger - resulted in: Core Tier 1 ratio at 6.4% (6.8% at 31st December 2005), Tier 1 ratio at 7% (7.4% at 31st December 2005) and Total Risk Ratio at 9.2% (9.4% at 31st December 2005).

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As at 31st December 2006, the Sanpaolo IMI Group had a total network of 3,682 branches, of which 3,286 in Italy and 396 abroad; at the same date the Group had 49,862 employees, 562 more compared to 31st December 2005 calculated homogeneously, and over 4,200 financial planners.

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Results of the Business Sectors

Banking constituted the core business of the Group and the reference point for the definition, development and coordination of the commercial strategies of the entire Group network. In 2006, the sector, which was divided into the Retail & Private, Corporate and Wholesale business lines, generated 78% of consolidated revenues and contributed 77% of consolidated net profit. Total operating income amounted to 7,068 million euro, with a 7.4% increase compared to the 6,579 million in 2005 (up 9.4% excluding the non-recurring item relating to the Italenergia Bis transaction from the 2005 figure); after adjustments to loans of 518 million (in line with 2005), net operating income totalled 6,545 million, with an 8% rise compared to the 6,059 in 2005. Operating costs rose 4.3% to 3,757 million from 3,602 million for the previous year; therefore, the cost/income ratio decreased from 55% to 53%. Pre-tax operating profit reached 2,764 million euro, up 14.4% from 2,416 million in 2005, and net profit amounted to 1,647 million, up 3.5% compared to the 1,591 million in 2005.

The Retail & Private business line provided services targeting a customer base comprised of families, small businesses and private clients and included the product company specialised in consumer credit and the on-line bank for the pharmaceutical sector. Total operating income for Retail & Private rose by 9.9% to 4,405 million euro from 4,010 million in 2005; after net adjustments to loans of 186 million (in line with 2005), net operating income amounted to 4,219 million, a 10.4% rise with respect to 3,820 million in 2005. Operating costs registered a 3.9% rise to 2,641 million from 2,542 million of the previous year; as a result, the cost/income ratio decreased from 63% to 60%. Pre-tax operating profit amounted to 1,556 million euro, a 22.1% increase compared to the 1,274 in 2005, and net profit amounted to 880 million, a 22.9% rise compared to the 716 million in 2005.

The Corporate business line served business customers with a turnover of more than 2.5 million euro or overall loan facilities of over one million euro that are not part of large nationwide groups and included a product company operating in the leasing compartment. Total operating income for this business line amounted to 1,412 million euro, up 9% compared to the 1,295 million in 2005; after net adjustments to loans of 280 million (254 million in 2005), net operating income rose 8.7% to 1,132 million from 1,041 million in 2005. Operating costs were up 3% to 575 million from 558 million in the previous year; as a consequence, the cost/income ratio decreased from 43% to 41%. Pre-tax operating profit amounted to 538 million euro, a 20.9% rise with respect to the 445 million in 2005, and net profit totalled 305 million, up 22.5% compared to the 249 million of the previous year.

The Wholesale business line comprised investment banking activities, also carried out by Banca IMI, the management of the relations with leading groups of national and international standing, the international network with regard to corporate banking and commercial & retail banking, and the product companies - concerned with the development of relations with public authorities and entities - Banca OPI and FIN.OPI. Total operating income of the Wholesale amounted to 970 million euro, with a 16.3% compared to the 834 million in 2005; after net adjustments to loans of 50 million (75 million in 2005), net operating income amounted to 915 million, a rise of 20.6% with respect to the 759 million in 2005. Operating costs amounted to 369 million, up 13.5% compared to the 325 million in 2005; as a result, the cost/income ratio decreased from 39% to 38%. Pre-tax operating profit rose to 553 million, a rise of 26% compared to the 439 million in 2005, and net profit amounted to 361 million, down 6% compared to the 384 million in 2005 due to a heavier tax burden.

The insurance activities carried out by EurizonVita, asset gathering carried out by the financial planner networks of the Banca Fideuram group (targeting customers with medium to high savings potential) and asset management carried out through Eurizon Capital (formerly Sanpaolo IMI Asset Management) fell within the Eurizon Financial Group, the subholding responsible for the Savings and Assurance sector. In 2006, this sector generated 15% of consolidated revenues and contributed 24% of consolidated net profit. Total operating income amounted to 1,384 million, up 8.9% compared to the 1,271 million in 2005. Operating costs equalled 574 million, up 16.7% with respect to the 492 million of 2005, mainly in connection with Eurizon start-up costs and the strengthening of its operating structure; as a consequence, the cost/income ratio rose from 39% to 41%. Pre-tax operating profit amounted to 742 million euro, with a 4.5% rise compared to the 710 million in 2005, and net profit reached 509 million, an 11.4% rise compared to the 457 million in 2005.

* * *

ACCOUNTING EFFECTS OF THE INTESA SANPAOLO MERGER

As the merger of Sanpaolo IMI with and into Banca Intesa came into legal and accounting effect as of 1st January 2007, in order to provide analysts and the financial community with a more appropriate picture of the Intesa Sanpaolo Group’s balance sheet and statement of income figures as at 31st December 2006, pro-forma statements have been prepared which include the merger effective as of 1st January 2007 and other events which may take place during 2007 as a direct consequence of the merger transaction if reasonably estimable to date. Such effects have been recorded in the pro-forma consolidated balance sheet as if such transactions had taken place at the end of 2006 and in the pro-forma consolidated statement of income as if they had taken place at the beginning of 2006.

In particular, to aggregate figures - obtained by combining the consolidated figures published by the Intesa Group and the Sanpaolo IMI Group in their respective 2006 annual reports, net of the usual eliminations of consolidation procedures - appropriate adjustments have been applied to show the effects of the merger, recorded according to the provision set forth in IFRS 3 and using the purchase method, that is measuring the value of the new shares issued to support the exchange (no. 5,833,529,082) on the basis of the price of the Banca Intesa ordinary shares as at 29th December 2006 (5.85 euro) and preliminarily recording the difference between such value of the shares (34.1 billion euro) and the Sanpaolo IMI Group consolidated shareholders’ equity as at 31st December 2006 (14.3 billion euro) in the caption “Merger and consolidation difference” (19.8 billion euro).

According to the accounting principle IFRS 3, the cost of the business combination must be allocated to assets, liabilities and potential liabilities as well as to intangible assets not recorded in the balance sheet of the Sanpaolo IMI Group, within the limits of their fair value, recognising any further residual cost as goodwill. Considering the complexity of this process, which requires valuations of several and diversified assets and liabilities of the acquired entity, accounting standards permit that the precise cost allocation be registered within twelve months from the date of acquisition. So far the determination of the fair value of assets and liabilities and the purchase cost allocation process have not yet been completed. Preliminary estimates led to a valuation at fair value of loans for around 0.9 billion euro and real estate assets for around one billion as well as the recognition of new intangible assets for around 8 billion euro. After an estimated fiscal effect of around 3 billion, residual cost initially reckoned at around 13 billion euro will be recorded as goodwill.

Such valuations and intangible assets with finite useful life will produce negative effects, gradually diminishing, on the next statements of income - in terms of interest adjustments and amortisation included in the pro-forma statement of income under the same caption “Effect of purchase cost allocation net of tax” - that are estimated at around 400 million euro both in the 2006 pro-forma and in 2007 and gradually expiring over the following 10/15 years. Such effects do not change the target of Intesa Sanpaolo’s 2009 net income at 7 billion euro set out in the Plan for the Merger and examined in detail in the 2007-2009 Business Plan which will be submitted for the approval of the Management Board and the Supervisory Board on 14th April 2007 and subsequently presented to the financial community.

Moreover, aggregate figures of the two Groups have also been adjusted to consider on one hand the assets and liabilities, as well as the corresponding economic results of the equity investments in Cassa di Risparmio di Parma e Piacenza and in Banca Popolare FriulAdria and the branches to be disposed to Crédit Agricole, on the other the purchase of the asset management activities from the same group. The capital gain net of the fiscal effect was recorded in a specific caption under shareholders’ equity (“Effect of disposal transaction”) and was not recorded in the pro-forma consolidated statement of income. In order to more completely represent the effects of the transactions with Crédit Agricole, the statement of income includes the estimated net benefits deriving from the cash flow, taking into account a risk free rate of 4.17%.

Pro-forma statement of income for 2006

As regards the main pro-forma aggregate figures for 2006, the Intesa Sanpaolo Group registered operating income of 18,405 million euro, mainly due to interest income of 9,127 million and net fee and commission income of 6,574 million.

Operating costs amounted to 9,673 million, of which 5,630 million referred to personnel expenses, 3,156 million to administrative expenses and 887 million to adjustments.

Operating margin amounted to 8,732 million, with the cost/income ratio at 52.6%.

Net provisions (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 1,612 million euro.

Income before tax from continuing operations registered 7,284 million euro.

After income taxes of 2,219 million, integration charges relating to the merger (net of tax) of 562 million, effects of purchase cost allocation (net of tax) of 400 million, income after tax from discontinued operations of 103 million and minority interests of 150 million, pro-forma net income amounted to 4,056 million di euro.

Adjusted pro-forma net income - calculated excluding integration charges relating to the merger from the pro-forma net income - equalled 4,618 million euro.

Aggregate net income - calculated excluding the direct and indirect effects of the merger, putting together the two Groups’ consolidated stated net income and excluding integration charges relating to the merger - amounted to 5,290 million euro.

Pro-forma balance sheet as at 31st December 2006

As at 31st December 2006, the Intesa Sanpaolo Group had, in pro-forma terms, total assets of 576,784 million euro, loans to customers of 327,410 million and direct customer deposits of 343,899 million.

Pro-forma shareholders’ equity amounted to 55,971 million euro.

As a consequence of the merger, there is a significant increasing effect on capital adequacy compared with that previously registered by the two Groups separately; pro-forma capital ratios as at 31st December 2006 stood at high levels: the Core Tier 1 ratio at 8%, the Tier 1 ratio at 8.8% and total capital ratio at 11.9%.

* * *

As at 31st December 2006, Intesa Sanpaolo’s operating structure, in pro-forma terms, was made up of 6,989 branches - of which 5,789 in Italy and 1,200 abroad - and around 100,000 employees.

* * *

The drafts of the Parent Company and the consolidated financial statements of Banca Intesa and Sanpaolo IMI approved today by the Management Board will be submitted to the Supervisory Board’s approval on 14th April 2007, the date on which the Management Board and the Supervisory Board will formulate a proposal for net income allocation, to be submitted for approval at the Ordinary Shareholders’ Meeting scheduled for 30th April - 3rd May 2007, and approve the 2007-2009 Business Plan.

* * *

As concerns the outlook for 2007, the new Group’s expected performance reflects the gradual implementation of the 2007-2009 Business Plan, scheduled for approval on 14th April 2007, the contents of which will be duly disclosed to the financial community.

* * *

In order to present more complete information regarding the results generated in 2006, the reclassified consolidated statement of income and the reclassified consolidated balance sheet included in the reports on operations approved by the Management Board are attached. Please note that the reclassified consolidated statement of income and the reclassified consolidated balance sheet are not subject to auditing by the Auditing company.

Intesa Sanpaolo notifies that, pursuant to provisions set forth in Art. 82, par. 2 of Consob resolution 11971 of 14th May 1999 as amended, the drafts of the Parent Company and the consolidated financial statements as at 31st December 2006 of Banca Intesa and Sanpaolo IMI - which will be submitted for approval to the Supervisory Board summoned for 14th April 2007 and to the auditing firm in charge of auditing the Annual Reports - will be available for shareholders and the market within the deadline of 31st March 2007, instead of the quarterly report as at 31st December 2006.

* * *

It is hereby declared that pursuant to par. 2 art. 154-bis of Legislative Decree 58/98 the accounting reporting contained in this communication corresponds to the records, books and accounts of the Company.

The Manager in charge of preparing the Company’s financial reports.

B. Picca

Investor Relations(Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com

Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events. The Intesa Sanpaolo Group’s ability to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•                  the Group’s ability to successfully integrate the employees, products, services and systems of the merger of Intesa S.p.A. and Sanpaolo IMI S.p.A. as well as other recent mergers and acquisitions;

•                  the impact of regulatory decisions and changes in the regulatory environment;

•                  the impact of political and economic developments in Italy and other countries in which the Group operates;

•                  the impact of fluctuations in currency exchange and interest rates; and

•                  the Group’s ability to achieve the expected return on the investments and capital expenditures it has made it Italy and in foreign countries.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results.

Gruppo Intesa

Reclassified consolidated statement of income

	(in millions of euro)
			Changes			Changes
	2006	2005	amount	%	2005	amount	%
		restated (*)
Net interest income	5,778	5,310	468	8.8	5,285	493	9.3
Dividends	13	12	1	8.3	12	1	8.3
Profits (Losses) on investments carried at equity	175	200	-25	-12.5	151	24	15.9
Net fee and commission income	3,569	3,430	139	4.1	3,904	-335	-8.6
Profits (Losses) on trading	959	620	339	54.7	675	284	42.1
Other operating income (expenses)	42	33	9	27.3	2	40
Operating income	10,536	9,605	931	9.7	10,029	507	5.1
Personnel expenses	-3,138	-3,063	75	2.4	-3,207	-69	-2.2
Other administrative expenses	-1,780	-1,705	75	4.4	-1,795	-15	-0.8
Adjustments to property, equipment and intangible assets	-512	-488	24	4.9	-514	-2	-0.4
Operating costs	-5,430	-5,256	174	3.3	-5,516	-86	-1.6
Operating margin	5,106	4,349	757	17.4	4,513	593	13.1
Goodwill impairment	—	-6	-6		-6	-6
Net provisions for risks and charges	-181	-393	-212	-53.9	-416	-235	-56.5
Net adjustments to loans	-863	-740	123	16.6	-715	148	20.7
Net impairment losses on other assets	-1	-21	-20	-95.2	-28	-27	-96.4
Profits (Losses) on investments held to maturity and on other investments	114	833	-719	-86.3	834	-720	-86.3
Income (Loss) before tax from continuing operations	4,175	4,022	153	3.8	4,182	-7	-0.2
Taxes on income from continuing operations	-1,347	-1,017	330	32.4	-1,082	265	24.5
Integration charges (net of taxes)	-242	—	242	—	—	242	—
Income (Loss) after tax from discontinued operations	83	154	-71	-46.1	32	51
Minority interests	-110	-134	-24	-17.9	-107	3	2.8

Net income	2,559	3,025	-466	-15.4	3,025	-466	-15.4

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated statement of income

	(in millions of euro)
	2006				2005 restated (*)
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
		restated (*)	restated (*)	restated (*)
Net interest income	1,570	1,435	1,413	1,360	1,333	1,349	1,333	1,295
Dividends	—	—	13	—	—	—	12	—
Profits (Losses) on investments carried at equity	65	31	50	29	50	47	50	53
Net fee and commission income	861	863	895	950	848	818	881	883
Profits (Losses) on trading	226	202	175	356	114	170	153	183
Other operating income (expenses)	17	3	10	12	23	3	15	-8
Operating income	2,739	2,534	2,556	2,707	2,368	2,387	2,444	2,406
Personnel expenses	-822	-766	-779	-771	-823	-753	-745	-742
Other administrative expenses	-498	-425	-441	-416	-466	-409	-441	-389
Adjustments to property, equipment and intangible assets	-150	-128	-121	-113	-151	-117	-114	-106
Operating costs	-1,470	-1,319	-1,341	-1,300	-1,440	-1,279	-1,300	-1,237
Operating margin	1,269	1,215	1,215	1,407	928	1,108	1,144	1,169
Goodwill impairment	—	—	—	—	-6	—	—	—
Net provisions for risks and charges	-108	-17	-18	-38	-192	-45	-112	-44
Net adjustments to loans	-318	-173	-165	-207	-263	-165	-123	-189
Net impairment losses on other assets	4	-4	-4	3	-18	1	-8	4
Profits (Losses) on investments held to maturity and on other investments	63	1	50	—	709	41	22	61
Income (Loss) before tax from continuing operations	910	1,022	1,078	1,165	1,158	940	923	1,001
Taxes on income from continuing operations	-278	-319	-346	-404	-45	-318	-306	-348
Integration charges (net of taxes)	-242	—	—	—	—	—	—	—
Income (Loss) after tax from discontinued operations	19	23	22	19	94	56	-1	5
Minority interests	-23	-29	-29	-29	-27	-33	-36	-38

Net income	386	697	725	751	1,180	645	580	620

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Reclassified consolidated balance sheet

	(in millions of euro)
			Changes			Changes
	31.12.2006	31.12.2005	amount	%	31.12.2005	amount	%
		restated (*)
Assets
Financial assets held for trading	46,328	51,067	-4,739	-9.3	51,067	-4,739	-9.3
Financial assets available for sale	5,518	4,380	1,138	26.0	4,379	1,139	26.0
Investments held to maturity	2,823	2,810	13	0.5	2,810	13	0.5
Due from banks	30,363	27,184	3,179	11.7	27,111	3,252	12.0
Loans to customers	190,830	168,767	22,063	13.1	169,478	21,352	12.6
Investments in associates and companies subject to joint control	2,183	2,099	84	4.0	2,091	92	4.4
Property, equipment and intangible assets	4,309	4,279	30	0.7	4,280	29	0.7
Tax assets	2,502	3,055	-553	-18.1	3,096	-594	-19.2
Non-current assets held for sale and discontinued operations	69	3,739	-3,670	-98.2	2,869	-2,800	-97.6
Other assets	6,856	6,380	476	7.5	6,354	502	7.9

Total Assets	291,781	273,760	18,021	6.6	273,535	18,246	6.7

			Changes			Changes
	31.12.2006	31.12.2005	amount	%	31.12.2005	amount	%
		restated (*)
Liabilities and Shareholders’ Equity
Due to banks	39,954	31,760	8,194	25.8	31,771	8,183	25.8
Direct customer deposits	202,762	187,207	15,555	8.3	187,590	15,172	8.1
Financial liabilities held for trading	15,648	21,249	-5,601	-26.4	21,249	-5,601	-26.4
Tax liabilities	1,474	1,057	417	39.5	1,091	383	35.1
Liabilities associated with non-current assets held for sale and discontinued operations	63	3,716	-3,653	-98.3	2,963	-2,900	-97.9
Other liabilities	9,589	8,427	1,162	13.8	8,531	1,058	12.4
Allowances for specific purpose	3,273	2,819	454	16.1	2,834	439	15.5
Share capital	3,613	3,596	17	0.5	3,596	17	0.5
Reserves	10,785	9,255	1,530	16.5	9,255	1,530	16.5
Valuation reserves	1,209	829	380	45.8	829	380	45.8
Minority interests	852	820	32	3.9	801	51	6.4
Net income	2,559	3,025	-466	-15.4	3,025	-466	-15.4

Total Liabilities and Shareholders’ Equity	291,781	273,760	18,021	6.6	273,535	18,246	6.7

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Breakdown of financial highlights and financial ratios by business area

	(in millions of euro)
							International Subsidiary			Corporate Division and
	Retail Division			Italian Subsidiary Banks Division			Banks Division			B.I. Infrastrutture e Sviluppo			Central Structures			Total
	2006	2005	2005	2006	2005	2005	2006	2005	2005	2006	2005	2005	2006	2005	2005	2006	2005	2005
		restated (*)			restated (*)			restated (*)			restated (*)			restated (*)			restated (*)
Operating income	5,580	5,231	5,358	1,680	1,556	1,520	1,255	1,087	1,156	1,852	1,658	1,903	169	73	92	10,536	9,605	10,029
Operating costs	-2,940	- 2,870	- 2,956	-806	-784	-765	-677	-600	-657	-696	-692	-798	-311	-310	-340	-5,430	-5,256	-5,516
Operating margin	2,640	2,361	2,402	874	772	755	578	487	499	1,156	966	1,105	-142	-237	-248	5,106	4,349	4,513
Goodwill impairment	—	—	—	—	—	—	—	—	—	—	-3	-3	—	-3	-3	—	-6	-6
Provisions and adjustments	-562	-446	-455	-142	-233	-230	-124	-126	-161	-129	-90	-11	-88	-259	-302	-1,045	-1,154	-1,159
Profits (Losses) on investments held to maturity and on other investments	—	-2	-2	5	18	18	6	9	9	20	—	-3	83	808	812	114	833	834

Income (Loss) before tax from continuing operations	2,078	1,913	1,945	737	557	543	460	370	347	1,047	873	1,088	-147	309	259	4,175	4,022	4,182
RWA (billions of euro)	82.6	78.9	79.5	28.6	26.4	26.4	19.0	13.9	16.3	59.8	53.0	53.0	12.1	15.3	15.4	202.1	187.5	190.0
Allocated capital (billions of euro)	5.0	4.8	4.9	1.7	1.6	1.6	1.1	0.8	1.0	3.6	3.2	3.1	0.7	0.9	0.9	12.2	11.3	11.6
Income from continuing operations on allocated capital	41.7%	40.2%	39.5%	42.9%	35.1%	35.1%	40.2%	44.2%	37.3%	29.2%	27.5%	34.6%	-20.3%	33.6%	27.6%	34.3%	35.6%	36.4

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Banca Intesa S.p.a.

Reclassified statement of income

	(in millions of euro)
			Changes			Changes
	2006	2005	amount	%	2005	amount	%
		restated (*)
Net interest income	3,324	3,149	175	5.6	3,194	130	4.1
Dividends	945	311	634		311	634
Net fee and commission income	2,270	2,238	32	1.4	2,271	-1	—
Profits (Losses) on trading	445	294	151	51.4	311	134	43.1
Other operating income (expenses)	176	172	4	2.3	108	68	63.0
Operating income	7,160	6,164	996	16.2	6,195	965	15.6
Personnel expenses	-2,058	-2,049	9	0.4	-2,044	14	0.7
Other administrative expenses	-1,176	-1,180	-4	-0.3	-1,165	11	0.9
Adjustments to property, equipment and intangibles assets	-364	-350	14	4.0	-343	21	6.1
Operating costs	-3,598	-3,579	19	0.5	-3,552	46	1.3
Operating margin	3,562	2,585	977	37.8	2,643	919	34.8
Net provisions for risks and charges	-132	-291	-159	-54.6	-291	-159	-54.6
Net adjustments to loans	-458	-337	121	35.9	-347	111	32.0
Net impairment losses on other assets	-10	-19	-9	-47.4	-19	-9	-47.4
Profits (Losses) on investments held to maturity and on other investments	260	162	98	60.5	210	50	23.8
Income (Loss) before tax from continuing operations	3,222	2,100	1,122	53.4	2,196	1,026	46.7
Taxes on income from continuing operations	-767	-594	173	29.1	-610	157	25.7
Integration charges (net of taxes)	-214	—	214	—	—	214	—
Income (Loss) after tax from discontinued operations	—	41	-41		-22	-22

Net income	2,241	1,547	694	44.9	1,564	677	43.3

(*) Figures restated on a consistent basis.

Banca Intesa S.p.a.

Reclassified consolidated balance sheet

	(in millions of euro)
			Changes			Changes
	31.12.2006	31.12.2005	amount	%	31.12.2005	amount	%
		restated (*)
Assets
Financial assets held for trading	32,210	38,776	-6,566	-16.9	38,892	-6,682	-17.2
Financial assets available for sale	3,041	2,575	466	18.1	2,771	270	9.7
Investments held to maturity	—	—	—	—	—	—	—
Due from banks	48,746	41,046	7,700	18.8	35,725	13,021	36.4
Loans to customers	112,314	104,022	8,292	8.0	110,567	1,747	1.6
Investments in associates and companies subject to joint control	11,988	11,792	196	1.7	11,568	420	3.6
Property, equipment and intangible assets	1,833	1,875	-42	-2.2	1,873	-40	-2.1
Tax assets	1,686	2,337	-651	-27.9	2,258	-572	-25.3
Non-current assets held for sale and discontinued operations	—	—	—	—	—	—	—
Other assets	4,390	4,166	224	5.4	4,151	239	5.8

Total Assets	216,208	206,589	9,619	4.7	207,805	8,403	4.0

	(in millions of euro)
			Changes			Changes
	31.12.2006	31.12.2005	amount	%	31.12.2005	amount	%
		restated (*)
Liabilities and Shareholders’ Equity
Due to banks	39,021	33,141	5,880	17.7	33,182	5,839	17.6
Direct customer deposits	143,355	136,883	6,472	4.7	137,862	5,493	4.0
Financial liabilities held for trading	9,385	14,061	-4,676	-33.3	14,136	-4,751	-33.6
Tax liabilities	836	457	379	82.9	437	399	91.3
Liabilities associated with non-current assets held for sale and discontinued operations	—	—	—	—	—	—	—
Other liabilities	5,923	5,606	317	5.7	5,728	195	3.4
Allowances for specific purpose	2,365	2,207	158	7.2	2,209	156	7.1
Share capital	3,613	3,596	17	0.5	3,596	17	0.5
Reserves	7,859	7,794	65	0.8	7,794	65	0.8
Valuation reserves	1,610	1,297	313	24.1	1,297	313	24.1
Net income	2,241	1,547	694	44.9	1,564	677	43.3

Total Liabilities and Shareholders’ Equity	216,208	206,589	9,619	4.7	207,805	8,403	4.0

(*) Figures restated on a consistent basis.

GRUPPO SANPAOLO IMI

RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME (1)

		Year ended December 31, 2006	Year ended December 31, 2005	Change 2006 / 2005
		(€/mil)	(€/mil)	(%)
A.	Net interest income	4,138	3,798	+9.0
B.	Net commissions	3,389	3,284	+3.2
C.	Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	85	58	+46.6
D.	Dividends and income from other financial assets and liabilities	889	526	+69.0
E.	Profits (losses) on equity shareholdings	128	104	+23.1
F.	Income from insurance business	469	431	+8.8
-	TOTAL OPERATING INCOME	9,098	8,201	+10.9
G.	Net adjustments to loans	-501	-492	+1.8
H.	Net adjustments to other financial assets	-12	-1	n.s.
-	NET OPERATING INCOME	8,585	7,708	+11.4
I.	Personnel costs	-2,945	-2,769	+6.4
L.	Other administrative costs	-1,552	-1,452	+6.9
M.	Net adjustments to tangible and intangible assets	-401	-435	-7.8
-	Operating costs (I+L+M)	-4,898	-4,656	+5.2
N.	Other net income (expenses)	53	74	-28.4
O.	Impairment of goodwill	—	-47	n.s.
P.	Profit (losses) from disposals of investments	28	16	+75.0
Q.	Net provisions for risks and charges	-178	-141	+26.2
-	PRE-TAX OPERATING PROFIT	3,590	2,954	+21.5
S.	Taxes for the period	-1,067	-919	+16.1
T.	Profit (losses) on groups of discontinued operations	20	5	n.s.
U.	Integration costs (after tax)	-341	—	n.s.
V.	Profit attributable to minority interests	-54	-57	-5.3
-	NET PROFIT	2,148	1,983	+8.3

(1)       The reclassified consolidated statement of income aims to present management economic margins. The contribution of the Group’s insurance companies to “Total operating income” is summarized in “Income from insurance business”. Furthermore, the scope of consolidation of the Group was widened during 2006 with the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese. In any case, as the majority of these changes occurred at the closing of the year, their impact on the statement of income was negligible.

GRUPPO SANPAOLO IMI

QUARTERLY DEVELOPMENT OF THE RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME (1)

		Year ended December 31, 2006				Year ended December 31, 2005
		Fourth	Third	Second	First	Fourth	Third	Second	First
		quarter	quarter	quarter	quarter	quarter	quarter	quarter	Quarter
		(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
A.	Net interest income	1,080	1,039	1,026	993	980	954	943	921
B.	Net commissions	855	825	856	853	861	860	816	747
C.	Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	37	9	29	10	2	13	38	5
D.	Dividends and income from other financial assets and liabilities	429	135	181	144	102	207	166	51
E.	Profits (losses) on equity shareholdings	52	17	44	15	15	11	66	12
F.	Income from insurance business	173	93	103	100	129	120	118	64
-	TOTAL OPERATING INCOME	2,626	2,118	2,239	2,115	2,089	2,165	2,147	1,800
G.	Net adjustments to loans	-142	-126	-137	-96	-135	-128	-142	-87
H.	Net adjustments to other financial assets	-11	-1	—	—	3	-1	-2	-1
-	NET OPERATING INCOME	2,473	1,991	2,102	2,019	1,957	2,036	2,003	1,712
I.	Personnel costs	-823	-724	-705	-693	-754	-682	-653	-680
L.	Other administrative costs	-477	-342	-371	-362	-422	-336	-353	-341
M.	Net adjustments to tangible and intangible assets	-127	-92	-98	-84	-129	-105	-103	-98
-	Operating costs (I+L+M)	-1,427	-1,158	-1,174	-1,139	-1,305	-1,123	-1,109	-1,119
N.	Other net income (expenses)	19	8	15	11	25	7	32	10
O.	Impairment of goodwill	—	—	—	—	-46	-1	—	—
P.	Profit (losses) from disposals of investments	27	1	—	—	3	—	13	—
Q.	Net provisions for risks and charges	-79	-34	-27	-38	-8	-23	-75	-35
-	PRE-TAX OPERATING PROFIT	1,013	808	916	853	626	896	864	568
S.	Taxes for the period	-127	-301	-318	-321	-132	-280	-280	-227
T.	Profit (losses) on groups of discontinued operations	-29	5	38	6	-11	20	-10	6
U.	Integration costs (after tax)	-341	—	—	—	—	—	—	—
V.	Profit attributable to minority interests	-6	-14	-15	-19	-9	-21	-13	-14
-	NET PROFIT	510	498	621	519	474	615	561	333

(1)       The reclassified consolidated statement of income aims to present management economic margins. The contribution of the Group’s insurance companies to “Total operating income” is summarized in “Income from insurance business”. Furthermore, the scope of consolidation of the Group was widened during 2006 with the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese. In any case, as the majority of these changes occurred at the closing of the year, their impact on the statement of income was negligible.

GRUPPO SANPAOLO IMI

RECLASSIFIED CONSOLIDATED BALANCE SHEET (1)

		Year ended December 31, 2006	Year ended December 31, 2005	Change 2006 / 2005
		(€/mil)	(€/mil)	(%)
ASSETS
A.	Cash and cash equivalents	1,534	1,107	+38.6
B.	Financial assets (other than credit and assets held to maturity)	80,437	77,402	+3.9
C.	Assets held to maturity	2,872	2,535	+13.3
D.	Loans to banks	30,058	28,836	+4.2
E.	Loans to customers	157,800	139,507	+13.1
F.	Hedging derivatives	1,020	435	+134.5
G.	Changes in fair value of assets in hedged portfolios (+/-)	—	—	—
H.	Shareholdings	893	819	+9.0
I.	Insurance reserves attributable to reassures	46	29	+58.6
L.	Tangible assets	2,951	2,177	+35.6
M.	Goodwill	2,023	756	+167.6
N.	Other intangible assets	282	252	+11.9
O.	Tax assets	2,690	2,728	-1.4
P.	Non-current assets and groups of assets being disposed	176	220	-20.0
Q.	Other assets	5,769	6,455	-10.6
Total assets		288,551	263,258	+9.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
A.	Due to banks	38,913	35,682	+9.1
B.	Due to customers	105,493	92,306	+14.3
C.	Securities issued	55,914	46,985	+19.0
D.	Financial liabilities held for trading	9,664	11,342	-14.8
E.	Financial liabilities evaluated at fair value	26,157	25,939	+0.8
F.	Hedging derivatives	1,019	730	+39.6
G.	Provision for financial liabilities of generically hedged items (+/-)	-97	-35	+177.1
H.	Tax liabilities	969	860	+12.7
I.	Liabilities on groups of assets being disposed	165	164	+0.6
L.	Other liabilities	9,949	10,573	-5.9
M.	Provisions for risks and charges	3,274	2,883	+13.6
N.	Technical reserves	22,540	22,113	+1.9
O.	Minority interests	253	233	+8.6
P.	Group net shareholders’ equity	14,338	13,483	+6.3
Total liabilities and shareholders’ equity		288,551	263,258	+9.6

(1)     The scope of consolidation of the Group was widened during 2006 with the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese.
These changes effected some of the main operating volumes. In order to give an homogeneous comparison of these volumes, the figures reconstructed on the basis of the scope of consolidation in effect at end 2005 are given below:

Loans to customers	153,779 €/mil
Goodwill	756 €/mil
Due to customers	181,432 €/mil
Securities issued	54,684 €mil

GRUPPO SANPAOLO IMI

BREAKDOWN OF FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS BY BUSINESS AREA

	Banking (1)	Savings and Assurance	Central Functions (2)	Group total
TOTAL OPERATING INCOME (€/mil)
2006	7,068	1,384	646	9,098
2005 pro forma (3)	6,579	1,271	351	8,201
Change 2006 / 2005 pro forma (%)	+7.4	+8.9	+84.0	+10.9
PRE-TAX OPERATING PROFIT (€/mil)
2006	2,764	742	84	3,590
2005 pro forma (3)	2,416	710	-172	2,954
Change 2006 / 2005 pro forma (%)	+14.4	+4.5	n.s.	+21.5
NET PROFIT (€/mil)
2006	1,647	509	-8	2,148
2005 pro forma (3)	1,591	457	-65	1,983
Change 2006 / 2005 pro forma (%)	+3.5	+11.4	-87.7	+8.3
TOTAL INTEREST-EARNING ASSETS (€/mil) (4)
31/12/2006	163,626	9,252	50,946	223,824
31/12/2006 restated (5)	156,262	9,252	50,946	216,460
31/12/2005 pro forma (3)	146,007	6,460	33,301	185,768
Change 31/12/2006-31/12/2005 pro forma (%)	+12.1	+43.2	+53.0	+20.5
TOTAL INTEREST-BEARING LIABILITIES (€/mil) (4)
31/12/2006	145,034	8,252	62,603	215,889
31/12/2006 restated (5)	138,134	8,252	62,603	208,989
31/12/2005 pro forma (3)	129,607	5,780	42,567	177,954
Change 31/12/2006-31/12/2005 pro forma (%)	+11.9	+42.8	+47.1	+21.3
ALLOCATED CAPITAL (€/mil)
2006	7,730	1,513	2,947	12,190
2005 pro forma (3)	6,913	1,333	3,254	11,500
Change 2006 / 2005 pro forma (%)	+11.8	+13.5	-9.4	+6.0
PROFITABILITY (%)
2006	21.3	33.6	n.s.	17.6
2005 pro forma (3)	23.0	34.3	n.s.	17.2
EMPLOYEES
31/12/2006	41,659	2,850	5,562	50,071
31/12/2006 restated	34,493	2,850	5,562	42,905
31/12/2005 pro forma (3)	34,106	2,609	5,611	42,326
Change 31/12/2006-31/12/2005 pro forma (%)	+22.1	+9.2	-0.9	+18.3

(1) Comparison of the two periods is affected by the extraordinary, one-off results of the Italenergia Bis transaction in 2005.

(2)       Includes netting and consolidation entries. The 2006 results benefited from extraordinary, one-off revenues, including capital gains from the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank.

(3)       Figures reworked to take into account the changes in the area of the Business Sectors and the exclusion of GEST Line from the scope of consolidation.

(4)       Excluding Banca IMI group.

(5)       Restated figures excluding Cassa dei Risparmi di Forlì, Panonska Banka, Bank of Alexandria and Banca Italo Albanese, that entered the consolidation area in 2006.

SANPAOLO IMI S.p.A.

RECLASSIFIED STATEMENT OF INCOME

		31/12/2006	31/12/2005	Change 31/12/2006 - 31/12/2005
		(€/mil)	(€/mil)	(%)
A.	Net interest income	1,783	1,556	+14.6
B.	Net commissions	1,413	1,424	-0.8
C.	Income from credit dispposals, assets held to maturity and repurchase of non-hedged financial liabilities	21	14	+50.0
D.	Dividends on equity shareholdings	1,338	746	+79.4
E.	Income from other financial assets and liabilities	680	211	n.s.

-	TOTAL OPERATING INCOME	5,235	3,951	+32.5
F.	Net adjustments to loans	-220	-217	+1.4
G.	Net adjustments to other financial assets	—	—	—

-	NET OPERATING INCOME	5,015	3,734	+34.3
H.	Personnel costs	-1,522	-1,441	+5.6
I.	Other administrative costs	-911	-874	+4.2
L.	Net adjustments to tangible and intangible assets	-323	-344	-6.1
-	Operating costs (H+I+L)	-2,756	-2,659	+3.6
M.	Other net income (expenses)	465	441	+5.4
N.	Impairment of goodwill	—	—	—
O.	Profits (losses) on equity shareholdings	1	-42	n.s.
P.	Profits (losses) from disposals of investments	10	9	+11.1
Q.	Net provisions for risks and charges	-97	-16	n.s.

-	PRE-TAX OPERATING PROFIT	2,638	1,467	+79.8
R.	Taxes for the period	-255	-302	-15.6
S.	Profits (losses) on discontinued operations	—	—	—
T.	Integration charges net of tax	-243	—	n.s.

-	NET PROFIT	2,140	1,165	+83.7

SANPAOLO IMI S.p.A.

RECLASSIFIED PARENT BANK BALANCE SHEET

		31/12/2006	31/12/2005	Change 31/12/2006 - 31/12/2005
		(€/mil)	(€/mil)	(%)
ASSETS
A.	Cash and cash equivalents	626	515	+21.6
B.	Financial assets (other than credit and assets held to maturity)	7,034	8,532	-17.6
C.	Assets held to maturity	2,492	2,312	+7.8
D.	Loans to banks	50,788	44,575	+13.9
E.	Loans to customers	78,638	67,232	+17.0
F.	Hedging derivatives	498	809	-38.4
G.	Fair value changes of generically hedged assets (+/-)	—	—	—
H.	Equity shareholdings	11,980	9,473	+26.5
I.	Tangible assets	1,424	1,432	-0.6
L.	Goodwill	610	613	-0.5
M.	Other intangible assets	215	203	+5.9
N.	Tax assets	1,585	1,523	+4.1
O.	Non-current assets and discontinued operations	39	28	+39.3
P.	Other assets	2,815	2,753	+2.3
Total assets		158,744	140,000	+13.4

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
A.	Due to banks	50,228	44,721	+12.3
B.	Due to customers	56,221	51,916	+8.3
C.	Securities issued	33,052	25,026	+32.1
D.	Financial liabilities held for trading	1,225	1,328	-7.8
E.	Financial liabilities designated as at fair value	—	—	—
F.	Hedging derivatives	345	751	-54.1
G.	Fair value changes of generically hedged liabilities (+/-)	-48	-23	+108.7
H.	Tax liabilities	393	140	+180.7
I.	Liabilities on discontinued operations	—	—	—
L.	Other liabilities	3,691	3,660	+0.8
M.	Provisions for risks and charges	1,784	1,586	+12.5
N.	Group net shareholders’ equity	11,853	10,895	+8.8
Total liabilities and net shareholders’ equity		158,744	140,000	+13.4

Intesa Sanpaolo Group

Pro-forma reclassified consolidated statement of income

	(in millions of euro)
	Intesa Group	Sanpaolo IMI Group	Transactions with Crédit Agricole	Eliminations	Merger adjustments	Intesa Sanpaolo Group (Pro forma)

Net interest income	5,778	4,064	-671	-44	—	9,127
Dividends and profits (Losses) on investments carried at equity	188	104	-20	—	—	272
Net fee and commission income	3,569	3,459	-454	—	—	6,574
Profits (Losses) on trading	959	892	-35	44	—	1,860
Income from insurance business	—	469	—	—	—	469
Other operating income (expenses)	42	53	8	—	—	103
Operating income	10,536	9,041	-1,172	—	—	18,405
Personnel expenses	-3,138	-2,885	393	—	—	-5,630
Other administrative expenses	-1,780	-1,552	176	—	—	-3,156
Adjustments to property, equipment and intangible assets	-512	-401	26	—	—	-887
Operating costs	-5,430	-4,838	595	—	—	-9,673
Operating margin	5,106	4,203	-577	—	—	8,732
Goodwill impairment	—	—	—	—	—	—
Net provisions for risks and charges	-181	-163	10	—	—	-334
Net adjustments to loans	-863	-491	87	—	—	-1,267
Net impairment losses on other assets	-1	-12	2	—	—	-11
Profits (Losses) on investments held to maturity and on other investments	114	52	-2	—	—	164
Income (Loss) before tax from continuing operations	4,175	3,589	-480	—	—	7,284
Taxes on income from continuing operations	-1,347	-1,066	194	—	—	-2,219
Merger and restructuring related charges (net of tax)	-242	-341	21	—	—	-562
Effect of purchase cost allocation (net of tax)	—	—	—	—	-400	-400
Income (Loss) after tax from discontinued operations	83	20	—	—	—	103
Minority interests	-110	-54	14	—	—	-150

Net income	2,559	2,148	-251	—	-400	4,056

Intesa Sanpaolo Group

Pro-forma reclassified consolidated balance sheet

	(in millions of euro)
Assets	Intesa Group	Sanpaolo IMI Group	Transactions with Crédit Agricole	Eliminations	Merger adjustments	Intesa Sanpaolo Group (Pro forma)
Financial assets held for trading	46,328	44,608	-292	-3,128	-2	87,514
Financial assets available for sale	5,518	35,829	-50	-109	—	41,188
Investments held to maturity	2,823	2,872	1	—	—	5,696
Due from banks	30,363	30,058	4,650	-2,515	—	62,556
Loans to customers	190,830	157,800	-21,218	-2	—	327,410
Investments in associates and companies subject to joint control	2,183	893	-213	—	—	2,863
Property, equipment and intangible assets	4,309	5,256	-322	—	—	9,243
Tax assets	2,502	2,690	-153	—	—	5,039
Non-current assets held for sale and discontinued operations	69	176	-1	—	—	244
Other assets	6,856	8,369	-664	-72	-42	14,447
Merger and consolidation difference			754		19,830	20,584

Total Assets	291,781	288,551	-17,508	-5,826	19,786	576,784

Liabilities and Shareholders’ Equity	Intesa Group	Sanpaolo IMI Group	Transactions with Crédit Agricole	Eliminations	Merger adjustments	Intesa Sanpaolo Group (Pro forma)
Due to banks	39,954	38,913	419	-2,599	—	76,687
Direct customer deposits	202,762	161,407	-20,209	-61	—	343,899
Financial liabilities held for trading	15,648	35,821	-72	-3,066	—	48,331
Tax liabilities	1,474	969	113	—	—	2,556
Liabilities associated with non-current assets held for sale and discontinued operations	63	165	—	—	—	228
Other liabilities	9,589	10,871	-859	-72	—	19,529
Technical reserves	—	22,540	—	—	—	22,540
Allowances for specific purpose	3,273	3,274	-489	—	—	6,058
Share capital	3,613	5,400	—	—	-2,367	6,646
Reserves	10,785	5,195	246	-28	-4,797	11,401
Merger reserves	28,945	28,945
Valuation reserves	1,209	1,595	-1	—	-1,595	1,208
Minority interests	852	253	-120	—	—	985
Effect of disposal transaction	—	—	3,715	—	—	3,715
Net income	2,559	2,148	-251	—	-400	4,056

Total Liabilities and Shareholders’ Equity	291,781	288,551	-17,508	-5,826	19,786	576,784